VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number.
CONTROL #
Voting will be open until 11:59 p.m. Eastern Time on July 9, 2025.
VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON:
If you would like to vote in person, please attend the Extraordinary General Meeting to be held on July 10, 2025 at 9:00 p.m. Local Time (i.e., 9:00 a.m. July 10, 2025, E.T.) at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Extraordinary General Meeting of Shareholders
Proxy Card - Blue Hat Interactive Entertainment Technology

The Board of Directors recommends you vote "FOR" all listed Proposals.

Proposal 1:
To consider and approve by a special resolution the merger of the Company with Lanjin Technology Co., LTD (the "Merger Sub"), whereby the Company would be the surviving company, to effect, among others, a change in par value in Company shares from US$1 to US$0.0000001 (the "Merger Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2:
Subject to the approval of Proposal 1, to consider and approve by a special resolution that an amendment and restatement of the Company's Second Amended and Restated Memorandum and Articles of Association, to reflect (i) the Merger; (ii) the removal of requirement of holding annual general meeting and other ancillary changes; and (iii) the changes in procedures for appointment and removal of directors and other ancillary changes; and that the Third M&A be adopted as the memorandum and articles of association of the Company, to the exclusion of the Current M&A, effective from the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands (the "Current M&A Amendment Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 3:
To consider and approve by an ordinary resolution a share consolidation (the "Share Consolidation") of the Company's ordinary shares, par value US$1 per share (or US$0.0000001 per share if Proposal 1 is approved and the Merger has taken effect), each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio of 20-1 or 50-1, with the exact ratio to be selected at the sole discretion of the Company's Board (the "Share Consolidation Proposal").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact other business that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

Blue Hat Interactive Entertainment Technology
Extraordinary General Meeting of Shareholders
July 10, 2025
9:00 p.m. Local Time
(i.e., 9:00 a.m. July 10, 2025, E.T.)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xiaodong Chen with full power of substitution and power to act alone, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Extraordinary General Meeting to be held on July 10, 2025 at 9:00 p.m. Local Time (i.e., 9:00 a.m. July 10, 2025, E.T.) at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Blue Hat Interactive Entertainment Technology materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ____ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.
(Continued and to be signed on Reverse Side)